Pruco Life Insurance Company of New Jersey                              Jordan K. Thomsen
Vice President and Corporate Counsel

Pruco Life Insurance Company of New Jersey
213 Washington Street
Newark, NJ 07102-2992
(973) 802-4193 fax: (973) 802-9560

April 13, 2016

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: Pruco Life of New Jersey Variable Appreciable Account
       Withdrawal of Registration Statements on Form N-6
       Filed April 11, 2016
       Registration Nos. 002-89780, 333-112809, 333-117796, 333-205093 & 333-158637

Ladies and Gentlemen:

On behalf of the Registrant, pursuant to Rule 477 under the Securities Act of 1933 (the "1933 Act"), I hereby request the immediate withdrawal of the referenced Registration Statements on Form N-6, together with all exhibits and amendments thereto, ("Registration Statements") as filed with the Securities and Exchange Commission ("Commission") on April 11, 2016. I am requesting withdrawal because the auditor’s consents to the separate account financial statements were inadvertently dated 2015 instead of 2016. The Registration Statements have not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statements. The Registrant will re-file the corrected Registration Statements immediately after the filing of this request.

For the foregoing reason, I respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission staff is greatly appreciated in this matter.

Please direct any question or comment to me at the number above.

Sincerely,

/s/ Jordan K. Thomsen
Jordan K. Thomsen
Pruco Life Insurance Company of New Jersey